UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 08, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI MARKET UPDATE REPORT FOR THE QUARTER
ENDED 31 MARCH 2018

Market update report
for the quarter ended 31 March 2018
AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company” or “AGA”)
Johannesburg, 8 May 2018 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended
31 March 2018. Detailed financial and operational results are provided on a six-monthly basis i.e. for the periods ending
June and December.
●    Strong production of 824,000oz, relatively stable year-on-year despite asset sales and closures
●    Production from retained operations up 6% to 773,000oz, with Australia production up by 27%, reflecting strong performance from core assets
●    All-in sustaining costs improve 3% year-on-year to $1,029/oz; AISC of $1,002/oz from retained operations
●    International Operations AISC $950/oz following intensified focus on efficiency
●    Adjusted EBITDA increase of 22% to $383m due to higher gold prices and solid performances from core portfolio
●    Cash flow from operating activities rises 26% to $117m (remains $117m from retained operations)
●    South Africa asset sales completed and proceeds applied to reduce debt; SA now c.13% of production
●    Net Debt down 14% to $1.77bn; Net Debt to Adjusted EBITDA improves to 1.14 times
●    Production, costs and capital remain on-track to meet annual guidance ended
Quarter
ended
ended
Year
ended
Mar
2018
Dec
2017
Mar
2017
Dec
2017
US dollar / Imperial
Operating review
Gold
Produced - oz (000)
824
1,010 830 3,755
Sold - oz (000)
856                 1,003                     877              3,772
Financial review
Price received - $/oz
1,330
1,276 1,216 1,258
All-in sustaining costs - $/oz
1,029                 1,006                  1,060              1,054
All-in costs - $/oz
1,105                 1,077                  1,137              1,126
Total cash costs - $/oz
834                    768                     813                 792
Gross profit - $m
233                     254                    135                  784
Free cash (outflow) / inflow - $m
(70)                       74
(119)                      1
Net debt - $m
1,768                   2,001               2,053               2,001
Capital expenditure - $m
169                      248                   216                 953
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Published : 8 May 2018
Quarter 1 2018
March 2018 Market Update Report - www.AngloGoldAshanti.com

March 2018 Market Update Report - www.AngloGoldAshanti.com 2
FINANCIAL AND CORPORATE REVIEW
First quarter overview
AngloGold Ashanti recorded an exceptionally strong start to the year as all key operations delivered solid performances in the three months ended 31 March 2018. The company continued to deliver on its strategic objectives, with its planned drop in capital expenditure, continued focus on efficiency and steps to improve the overall quality of its portfolio and balance sheet, all c oming together to deliver another strong operational and financial result.
Cash inflow from operating activities rose 13% to $117m underscoring the quality of the operations remaining after the divestments and closures. The strategic inward investment programme continues, with a focus on medium-to-long term operating improvements, as well as the ongoing prioritisation of cost management and the disciplined allocation of capital, all aimed at delivering sustainable free cash flow improvements and returns through the cycle.
With roughly a quarter of the full-year’s guided production* delivered during the seasonally weaker first quarter, notwithstanding the sale of Vaal River assets concluding a month earlier than planned, the group remains on track to meet annual production guidance of between 3.325Moz and 3.450Moz for 2018. Guidance on all other cost and capital expenditure metrics also remains unchanged.
“Our hard work in restructuring the business to focus on portfolio quality is starting to bear fruit as our operations are demonstrating strong, consistent results,” Chief Executive Officer Srinivasan Venkatakrishnan, said. “The core portfolio is performing well, the balance sheet is solid, our projects are on schedule and we see good potential for further efficiencies in both our International and
South African Operations.”
Production was 824,000oz at an average total cash cost of $834/oz, compared to 830,000oz at $813/oz in the first quarter of 2017.
The increase in cash costs was driven largely by a 10% strengthening year-on-year of the South African rand versus the US dollar, a 4% strengthening of the Australian dollar versus the US dollar over the same period and inflation. These cost increases have been largely offset by the improved production performance and the closure and sale of loss-making operations. Gold production from retained operations was up 6% to 773,000oz from 726,000oz a year ago.
All-in sustaining costs (AISC) for the period improved to $1,029/oz compared to $1,060/oz in the first quarter of 2017, reflecting the anticipated decline in sustaining capital expenditure. AISC from retained operations for the period was $1,002/oz, a 25% margin to the average gold price received for the quarter. All-in costs for the period also improved by 3% to $1,105/oz compared to $1,137/oz in the first quarter of 2017.
Looking only at retained operations, that is, excluding the assets sold (Moab Khotsong and Kopanang) and undergoing orderly closure (TauTona), the performance was strong for the quarter, with production up 6% year-on-year, from 726,000oz to 773,000oz.
AISC from retained operations were marginally lower at $1,002/oz, compared with $1,007/oz in the first quarter of last year.
Importantly, the cash generation from retained operations remained strong despite the smaller asset base, with adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) rising 21%, from $316m to $382m.
As anticipated, last year saw increased investment of sustaining capital used to build a new power plant at Geita, advancements in the underground development at Geita and Kibali, initiation of the cutback at the Teberebie pit at Iduapriem, increased ore-reserve development to improve flexibility at Cuiabá in Brazil, and for a collection of other activities aimed at improving margins and/or mine lives, across the asset portfolio.
First quarter production from the International Operations increased 5% to 666,000oz at a total cash cost of $768/oz, compared to
632,000oz at $714/oz in the corresponding period last year. This strong production result reflects a particularly positive performance from Sunrise Dam, which saw a 54% increase in production, triggered by a boost in underground grades and higher throughput of underground material. AISC of the International Operations dropped to $950/oz from $963/oz during the first quarter of last year, notwithstanding the effects of inflation, higher oil prices and stronger currencies in some key jurisdictions, notably Australia.
The remaining South African assets also delivered a promising performance in the first quarter as production increased from both
Mponeng and the Surface Operations. Restructuring of the asset portfolio in South Africa is still underway to ensure that both the on-
and off-mine cost structures are appropriate for the size of the smaller production base in the country, following the completion of asset sales at the end of February, and the orderly closure of TauTona.
Key projects in the International portfolio, remain on track and on budget. The Siguiri Combination Plant is on schedule for completion before the end of this year. A project to increase the plant throughput at Tropicana to 8.1Mtpa, from a current 7.4Mtpa (100%), along with a 3% improvement in recovery, with attractive returns and a payback of only 12 months, is also slated for completion by the end of the year. At Sunrise Dam, a recovery enhancement initiative is underway with completion also targeted during 2018. The new power plant at Geita is almost ready for operation with “no-load” tests completed successfully.
The company further improved its balance sheet, with Net Debt to adjusted EBITDA at 1.14 times, down from 1.35 times at the end of 2017. Net Debt at 31 March was $1.77bn, compared with $2.05bn at the end of March last year. Adjusted EBITDA improved by
22% to $383m, compared with $314m in the first quarter of 2017.

March 2018 Market Update Report - www.AngloGoldAshanti.com 3
Cash inflow from operating activities during the first quarter of 2018 was $117m compared with $93m in the same period last year, supported by a higher gold price and partially offset by higher operating costs over the same period.
Free cash outflow for the period was $70m, compared to the $119m reported in the first quarter of 2017, reflecting higher prices received, lower capital expenditure and improved operating performance, partly offset by $36m of retrenchment costs related to
Kopanang and the lock-up of $19m in indirect taxes in Tanzania ($14m) and the Democratic Republic of the Congo (DRC) ($5m).
Excluding the Kopanang retrenchment costs of $36m, VAT lockups of $19m and a receivable from Harmony Gold of $15m which was received a few days after quarter end, free cash flow would have been break even. Free cash outflow during the quarter, before growth capital, was $41m, a $48m improvement compared with the same quarter the year before. The asset sale proceeds from Moab
Khotsong and Kopanang are not included in free cash flow.
Total capital expenditure (including equity accounted entities) during the quarter was $169m, compared with $216m in the first quarter of 2017. Total capital expenditure included project capital expenditure of $29m. Both production and capital expenditure are expected to increase in the remaining three quarters of the year, in line with historical seasonal trends.
The full-year guidance* remains unchanged as follows:
●   Production between 3.325Moz to 3.45Moz
●   Total cash costs between $770/oz and $830/oz and
●   AISC between $990/oz and $1,060/oz, assuming average exchange rates against the US dollar of 12.79ZAR (Rand), 3.20BRL
(Brazil Real), 0.78AUD (Aus$) and 19.61ARS (Argentina Peso), with the Brent crude oil price at $62/bbl average for the year. Capital expenditure is anticipated to be between $800m and $920m.
* Both production and cost estimates assume no labour or other interruptions, or changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please r e fe r to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended
31 December 2017, filed with the United States Securities and Exchange Commission.
Comparison of the first quarter 2018 performance versus the same quarter last year is shown below:
Particulars
Q1 2018
Q1 2017
Improved
Qtr1 vs prior
Yr Qtr1
Qtr1 2018
Retained
Operations
***
Qtr1 2017
Retained
Operations
***
Improved
Qtr1 vs prior
Yr Qtr1
Gold Production (kozs)
824
830
(1%)                   773                    726                    6%
Gold price received ($/oz)
1,330
1,216
9%               1,330                 1,216
9%
Total cash costs ($/oz)
834
813
3%                   803                    752                   7%
Corporate & marketing costs ($m) *
18
17
6%                     18                      17                    6%
Exploration & evaluation costs ($m)
21
31
(32%)                     21                       31
(32%)
All-in sustaining costs ($/oz) **
1,029
1,060
(3%)               1,002                 1,007
0%
All-in costs ($/oz) **
1,105
1,137
(3%)                 1,083               1,098                  (1%)
Adjusted EBITDA ($m)
383
314
22%                    382                  316                   21%
Cash inflow from operating activities ($m)
117
93
26%                    117                   104                   13%
Free cash outflow ($m)
(70)
(119)
41%                   (63)                    (89)                   29%
Capital expenditure ($m)
169
216
(22%)                  162                     197
(18%)
Free cash outflow ($m) excl. SAR redundancies
(34)
(114)
70%                  (27)                   (84)                    68%
*
Includes administration and other expenses.
** World Gold Council standard, excludes stockpiles written off.
*** Retained operations exclude closed and sold operations.

March 2018 Market Update Report - www.AngloGoldAshanti.com 4
FINANCIAL AND OPERATING REPORT
Safety Update
Regrettably, two fatalities were recorded in the quarter ended 31 March 2018; South Africa region suffered one fatality following a tramming accident at Moab Khotsong, and an electricity-related fatality occurred in Brazil. These incidents are a reminder of the importance of adhering to safety standards.
The group All-Injury Frequency Rate, the broadest measure of workplace safety, was 6.35 injuries per million hours worked for the period, down 28% from the first quarter of last year demonstrating improvement for the fourth consecutive quarter.
OPERATING HIGHLIGHTS
The South African operations produced 158,000oz at a total cash cost of $1,131/oz for the quarter ended 31 March 2018, compared to 198,000oz at a total cash cost of $1,158/oz in the first quarter of 2017. Production decreased, reflecting no contribution from
TauTona following cessation of mining on 15 September 2017, and only two months of contribution in respect of Kopanang and
Moab Khotsong following their sale. AngloGold Ashanti ceased to have underground mining operations in the Vaal River area from the end of February, but has retained the long-life Mine Waste Solutions tailings retreatment operation, as well as the short-life surface rock-dump reclamation operations treated through the Kopanang gold plant.
South Africa’s AISC for the first quarter ended at $1,292/oz, compared to $1,327/oz in the same quarter a year ago, emphasising the importance of the rationalisation of the region’s cost base in line with the smaller operating footprint. Total cash costs increased
2% year-on-year as a result of a lower gold output and the negative impact of the exchange rate as the rand remained strong against the dollar during the quarter.
At Mponeng, production for the quarter increased 29% to 62,000oz as a result of adopting better-quality mining practices and an improved mining mix compared to a poor first quarter last year.
The Vaal River operations produced 51,000oz at a total cash cost of $1,307/oz, compared to 74,000oz at a total cash cost of $1,120/oz in the same quarter a year ago. As mentioned above, the sale of the underground mining assets was completed at the end of
February.
Surface Operations’ production for the first quarter of 2018 was 45,000oz at a total cash cost of $1,021/oz, compared to 43,000oz at a total cash cost of $999/oz in the same quarter a year ago. Production at Mine W aste Solutions improved by 17% as the operations reverted to usual production levels when compared to the first quarter of last year which was impacted by significant storm events, which resulted in the stoppage of the Kareerand tailings storage facility for some time in February 2017 to allow for responsible reticulation of the rain water. However, production was assisted by significant recovery improvements. Production at Vaal River
Surface Sources declined given the lack of activity from the Mispah and West Gold Plants, post their sale. West Wits Surface Sources, however, delivered increased production during the quarter as a result of higher tonnes processed, including tonnes from marginal ore dumps.
The Continental Africa region’s production was flat year-on-year at 314,000oz. Total cash cost was $842/oz compared to a total cash cost of $759/oz in the first quarter of 2017. AISC for the first quarter of 2018 was $963/oz compared to $939/oz in the same quarter a year ago.
In the DRC, Kibali’s production increased by 22% to 77,000oz at a total cash cost of $765/oz compared to 63,000oz at a total cash cost of $881/oz for the same quarter in 2017. The production increase was driven by a 4% increase in tonnage treated, a 6% increase in overall plant recovery on commissioning of the new ultra-fine grind mills, and ramp up of the underground operation providing higher-grade underground production. Total cash costs consequently decreased by 13% for the quarter mainly due to higher production, partly offset by higher stockpile utilisation cost.
In Ghana, Iduapriem production increased by 16% to 57,000oz at a total cash cost of $820/oz compared to 49,000oz at a total cash cost of $920/oz for the same quarter in 2017. Production gains were driven by a 14% increase in tonnage treated due to improved plant utilisation compared to the same quarter last year and a 2% increase in recovered grade from mining of marginally higher grade areas in the current period. The 11% decrease in total cash costs is mainly attributable to the higher gold production and ore stockpile tonnes mined, partly offset by increased volumes mined at a higher fuel price. Obuasi remained in care and maintenance phase during the quarter whilst awaiting the parliamentary ratification, by the Ghana government, of the fiscal, development and security agreements for its redevelopment.
In the Republic of Guinea, Siguiri’s production was 60,000oz at a total cash cost of $833/oz compared to 75,000oz at a total cash cost of $695/oz for the same quarter in 2017. Production decreased as a result of a planned 21% decrease in recovered grade from mining lower grade areas in the current period, partly offset by a 1% increase in tonnes treated.
In Mali, Morila’s production was 7,000oz at a total cash cost of $1,020/oz compared to 5,000oz at a total cash cost of $1,027/oz for the same quarter in 2017. The increased production followed an increase in recovered grade as the operation continued limited mining activities in the Domba pit with access to higher grade ore, partly offset by a 13% decrease in tonnes treated as a result of treating mined ore compared to softer tailings treatment in the previous period. Total cash costs decreased by 1% relative to the same quarter in 2017 as a result of the higher production partially offset by the higher mining activity cost.
Sadiola produced 15,000oz at a total cash cost of $949/oz compared to 16,000oz at a total cash cost of $971/oz for the same quarter in 2017. Production was impacted by a 3% decrease in tonnage throughput and a 5% decrease in recovered grade as flexibility in the oxide mining operations continue to diminish. Total cash costs however decreased by 2% given the changes in stockpile utilisation

March 2018 Market Update Report - www.AngloGoldAshanti.com 5
relative to the same quarter last year.
In Tanzania, Geita’s production was 99,000oz at a total cash cost of $892/oz compared to 105,000oz at a total cash cost of $615/oz for the same quarter in 2017. Production decreased because of a 6% decrease in recovered grade due to mining of lower open-pit grades compared to the previous period, partly offset by higher underground grades as the transition to the underground operation continues. Total cash costs increased as a result of the lower production and higher initial underground mining cost.
Production in the Americas region remained flat at 191,000oz at a total cash cost of $657/oz for the quarter ended 31 March 2018 compared to a total cash cost of $631/oz in the first quarter of 2017. AISC for the first quarter of 2018 was $843/oz compared to
$954/oz in the same quarter a year ago.
In Brazil, production was 125,000oz at a total cash cost of $724/oz in the first quarter of 2018 compared to 124,000oz at a total cash cost of $690/oz for the same quarter in 2017. AISC for the first quarter of 2018 was $924/oz compared to $1,024/oz in the sam e quarter a year ago. Despite steady production, total cash costs were higher when compared to same period last year, impacted by inflationary pressures, particularly higher power prices and labour costs, and partially offset by a favourable exchange rate.
Production at AngloGold Ashanti Mineração was 93,000oz at a total cash cost of $709/oz compared to 95,000oz at a total cash cost of $628/oz in the same quarter last year. Despite increased production from the CdS complex, in line with changes in the mining plan, production at Mineração was lower due to a decreased contribution from the Cuiabá complex. Total cash costs are higher year-on-
year due to lower grades, higher costs of spares and equipment, inflationary increases on labour and services, partly offset by favourable exchange rate movements.
Serra Grande’s production was 32,000oz at a total cash cost of $770/oz compared to 29,000oz at a total cash cost of $891/oz in the same quarter last year. The 10% increase in production for the period was mainly due to higher feed grades and recoveries supported by the good performance in crushing, milling and leaching areas. Total cash costs were 14% lower compared to the same quarter last year due to increased production and a weaker exchange rate, partially offset by increased inflation.
In Argentina, Cerro Vanguardia produced 66,000oz at a total cash cost of $543/oz compared to 67,000oz at a total cash cost of
$533/oz in th e same quarter last year. Production was slightly lower mainly because of lower planned grades, while silver production increased 24% year-on-year due to higher sliver grades and recovery improvements. Total cash costs were higher mainly as a result of unfavorable stockpile movements due to higher tonnes treated and inflation, reflecting annual salary inc reases following the completion of the second round of negotiations in October 2017.
The Australia region produced 161,000oz at a total cash cost of $755/oz for the first quarter of 2018, 27% up from 127,000oz at a total cash cost of $734/oz in the first quarter of 2017. AISC for the first quarter was $1,046/oz, compared to $1,045/oz in t he same quarter a year ago. Costs in the region were negatively impacted by a 4% stronger Australian dollar to the US dollar.
Production at Sunrise Dam was 88,000oz at a total cash cost of $782/oz compared to 57,000oz at a total cash cost of $885/oz in the same quarter last year. The 54% increase in gold production reflected successful implementation of the new mining strategy, which resulted in a significant lift in mined grade, as well as Operational Excellence improvements. Production also benefited from a draw-
down of gold-in-circuit. The higher production contributed to a 12% drop in the total cash costs. Construction of the Recovery
Enhancement Project is on time and on budget.
Tropicana produced 73,000oz at a total cash cost of $661/oz compared to 70,000oz at a total cash cost of $550/oz in the same quarter last year. Production was boosted mainly by draw-downs in gold-in-circuit which offset the impact of weather-related mining delays.
Despite higher volumes, total cash costs increased due to unfavourable inventory movements and a reduction in the waste mining costs capitalised.
CORPORATE UPDATE
Update on Company Leadership Change and CEO Search
On 16 April 2018, AngloGold Ashanti announced the resignation of Srinivasan Venkatakrishnan (Venkat), who after 18 years with the
Company, with the last five years as Chief Executive Officer, has accepted an offer to become CEO of Vedanta Resources Plc, t he diversified resources group. Venkat will remain in his current role until 30 August 2018. A global search for the new CEO is underway, with a sub-committee of the Board formed to evaluate internal and external candidates. It is the Board’s intention that a successor will have been identified before Venkat’s departure.
Commenting on the search and AngloGold Ashanti’s strategy, Chairman Sipho Pityana said: “We remain steadfast in our commitment to building a self-sustaining gold company in a disciplined fashion, with tight capital control, uncompromising focus on the creation of long-term value and the highest ethical standards. The Board will search globally for a candidate with the requisite experience and breadth of expertise, who will be committed to maintaining the discipline and value focus that has become a hallmark of this business.”
Legislation changes in Tanzania
In July 2017, AngloGold Ashanti noted the enactment by the Republic of Tanzania’s Parliament and publication in the Country’s official
Government Gazette of three pieces of new legislation that purport to make a number of changes to the operating environment for
Tanzania’s extractive industries, including those in its mining, and oil and gas sectors. For more detail on the legislation, please see
https://thevault.exchange/?get_group_doc=143/1501167539-PR20170713Geita.pdf. On 10 January 2018, the Government of
Tanzania published its new Mining Regulations, 2018, which contain, amongst others, the implementation provisions of the amended
Mining Act. AngloGold Ashanti’s subsidiaries are seeking a constructive dialogue with the Government of Tanzania, to gain

March 2018 Market Update Report - www.AngloGoldAshanti.com 6
assurances that the Geita Gold Mine in Tanzania will not be affected by these legal and fiscal changes, given the Mine Development
Agreements which guarantee fiscal and regulatory stability as well as agreement between all parties before material legal and regulatory changes are made. In these circumstances, the company’s subsidiaries have, however, had no choice but to take the precautionary step of safeguarding its interests by commencing international arbitration proceedings as first announced in July 2017.
AngloGold Ashanti has, throughout this period, sought constructive dialogue with the Government of Tanzania, which has indicated
its willingness to engage. The parties will work toward a mutually agreeable time for those discussions to take place.
DRC regulatory update
The DRC has recently announced a new mining code that purports to make a number of changes to the operating environment for the DRC’s extractive industries, including those in its mining, and oil and gas sectors. These changes may impact on the protections enjoyed by AngloGold Ashanti’s joint venture (the Kibali gold project), located in north-eastern DRC. The project is operated by
Randgold Resources and is owned by Randgold Resources (45%), AngloGold Ashanti (45%) and Société Minière de Kilo-Moto SA
(SOKIMO) (10%). Engagement is currently ongoing between mining industry representatives in the DRC and the country’s Ministry of
Mines, ahead of the publication of the Regulations that will govern the implementation of the new mining code, to address concerns about the recently revised mining code, in particular, the protection to be afforded to title holders benefiting from a 10-year stability under the 2002 Mining Code. These representatives comprise more than 85% of the DRC’s copper, cobalt and gold production and most significant development projects. Please refer to the press release of 29 March 2018, titled “Mining industry submits code proposal to DRC Government” on www.anglogoldashanti.com.
UPDATE ON CAPITAL PROJECTS
Mponeng Phase 1 project
The Mponeng mine experienced safety stoppages following the fatal accidents that occurred during the last quarter of 2017.
Resultantly, this led to a delay in Mponeng Phase 1 project construction and ramp-up. The project completion is now anticipated in the third quarter of the year. Work on various infrastructure was affected, including the water management infrastructure and ore handling infrastructure, as well as additional scope items, namely the ventilation hole from 116 level to decline 3 to service the additional ventilation requirements of the project, and the reef pass between 123 and 126 levels, to overcome congestion on 123 level tramming.
The revised geological resource model associated with the Ventersdorp Contact Reef has been finalised and is incorporated into the business planning cycle.
Update on Obuasi redevelopment
Obuasi remained in care and maintenance phase during the quarter whilst awaiting the parliamentary ratification, by the Ghana government, of the fiscal and development agreements for its redevelopment. The recruitment and mobilisation of the project team has commenced. Detailed execution planning and preparation for the early works contracts is in progress.
Kibali at 100%
At Kibali, the underground ore tonnes continue to ramp following commissioning of the underground materials handling system and ore hoisting via the shaft. Total underground ore tonnes mined for the quarter were 768kt, of which 489kt was hoisted. In addition, Kibali completed 2.2km of development from the declines during the quarter. The construction of Azambi, the third hydropower station is expected to be commissioned in the second half of 2018. Construction of the next phase of tailings storage facility was initiated at the end of 2017, and is scheduled for completion in the second half of 2018.
Siguiri Combination Plant
The project remains on schedule, with start-up of the mill still scheduled for year-end, following commissioning planned for July
2018. About 30% of hard material with higher grades is planned to be processed through the new combination plant mill, at the expected start-date of the end of the year.
EXPLORATION UPDATE
See the Exploration Update document on the Company website: www.anglogoldashanti.com for an update on both brownfields and
Greenfields exploration programmes.
The financial information, including any forward-looking information, set out in this market update report has not been reviewed and reported on by the Company's external auditors. Outlook data is forward-looking information which is further discussed on the back cover of this document.

March 2018 Market Update Report - www.AngloGoldAshanti.com

Operations at a
glance
for the quarters ended March 2018, December 2017 and March 2017
Production
oz (000)
Underground milled / treated
000 tonnes
Surface milled / treated
000 tonnes
Open-pit treated
000 tonnes
Underground Recovered grade
g/tonne
Surface Recovered grade
g/tonne
Open-pit Recovered grade
g/tonne
Mar-18
Dec-17 Mar-17
Mar-18
Dec-17 Mar-17
Mar-18
Dec-17 Mar-17
Mar-18
Dec-17 Mar-17
Mar-18
Dec-17 Mar-17
Mar-18
Dec-17 Mar-17
Mar-18
Dec-17 Mar-17
SOUTH AFRICA
Vaal River Operations
Kopanang
Moab Khotsong
West Wits Operations
Mponeng
TauTona
Total Surface Operations
First Uranium SA
Surface Operations
Other
INTERNATIONAL OPERATIONS
CONTINENTAL AFRICA
DRC
Kibali - Attr. 45%
Ghana
Iduapriem
Obuasi
Guinea
Siguiri - Attr. 85%
Mali
Morila - Attr. 40%
Sadiola - Attr. 41%
Tanzania
Geita
AUSTRALASIA
Australia
Sunrise Dam
Tropicana - Attr. 70%
AMERICAS
Argentina
Cerro Vanguardia - Attr. 92.50%
Brazil
AngloGold Ashanti Mineração
Serra Grande
Total
158
206 198
51
98 74
12
18 14
39
80 60
62
59 77
62
55 48
-
4 30
45
48 43
27
28 23
17
20 20
-
1 4
666
804 632
314
408 314
77
76 63
57
64 49
-
- -
60
82 75
7
10 5
15
18 16
99
158 105
161
162 127
88
67 57
73
94 70
191
234 191
66
73 67
93
115 95
32
46 29
453
590 758
212
380 382
65
104 132
147
276 250
241
208 368
241
201 223
-
7 144
-
- -
-
- -
-
- -
-
2 8
2,136
2,317 1,922
598
487 229
345
282 149
-
- -
-
- -
-
- -
-
- -
-
- -
253
204 79
607
747 774
607
747 774
-
- -
931
1,083 919
79
101 60
553
639 562
298
343 297
8,433
8,520 8,879
-
- -
-
- -
-
- -
68
- -
68
- -
-
- -
8,364
8,520 8,879
6,286
6,407 6,375
2,078
2,113 2,503
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
7,995
8,652 8,084
6,047
6,757 6,311
552
620 715
1,204
1,421 1,054
-
- -
2,300
2,484 2,282
501
449 573
487
529 504
1,003
1,254 1,183
1,714
1,670 1,511
364
292 189
1,350
1,379 1,322
234
225 262
204
206 217
-
- -
30
19 45
7.71
8.27 6.23
7.51
8.02 6.06
5.88
5.26 3.37
8.23
9.06 7.49
7.89
8.81 6.55
7.89
8.54 6.66
-
15.97 6.36
-
- -
-
- -
-
- -
-
- -
4.34
4.05 3.49
4.87
4.54 4.77
4.85
5.23 5.24
-
- -
-
- -
-
- -
-
- -
-
- -
4.91
3.58 3.89
3.72
2.27 1.96
3.72
2.27 1.96
-
- -
4.39
5.06 4.46
7.08
8.21 7.68
4.70
5.15 4.98
3.11
3.96 2.83
0.17
0.18 0.15
-
- -
-
- -
-
- -
0.37
- -
0.37
- -
-
- -
0.17
0.18 0.15
0.13
0.14 0.11
0.26
0.30 0.25
-
- -
- - -
- - -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
1.37
1.73 1.56
1.13
1.55 1.37
1.33
1.45 1.67
1.47
1.39 1.44
-
- -
0.81
1.03 1.02
0.45
0.68 0.29
0.94
1.04 0.99
1.82
3.32 2.51
1.60
1.99 1.60
1.30
1.34 1.30
1.68
2.13 1.65
5.61
5.38 5.75
6.15
5.59 6.62
-
- -
1.88
3.18 1.53
824
1,010 830
2,589
2,906 2,680
8,433
8,520 8,879
7,995
8,652 8,084
4.93
4.91 4.27
0.17
0.18 0.15
1.37
1.73 1.56
Rounding of figures may result in computational discrepancies.

March 2018 Market Update Report - www.AngloGoldAshanti.com

Operations at a glance (continued)
for the quarters ended March 2018, December 2017 and March 2017
Total cash costs
$/oz
All-in sustaining costs
$/oz
Sustaining ORD / Stripping capex
$m
Other sustaining capex
$m
Non sustaining capex
$m
Gross profit (loss)
$m
Mar-18
Dec-17 Mar-17 Mar-18
Dec-17 Mar-17 Mar-18
Dec-17 Mar-17 Mar-18
Dec-17 Mar-17 Mar-18
Dec-17 Mar-17 Mar-18
Dec-17 Mar-17
SOUTH AFRICA
Vaal River Operations
Kopanang
Moab Khotsong
West Wits Operations
Mponeng
TauTona
Total Surface Operations
First Uranium SA
Surface Operations
Other
INTERNATIONAL OPERATIONS
CONTINENTAL AFRICA
DRC
Kibali - Attr. 45%
Ghana
Iduapriem
Obuasi
G
uinea
Siguiri - Attr. 85%
Mali
Morila - Attr. 40%
Sadiola - Attr. 41%
Tanzania
Geita
Non-controlling interests,
exploration and other
AUSTRALASIA
Australia
Sunrise Dam
Tropicana - Attr. 70%
Exploration and other
AMERICAS
Argentina
Cerro Vanguardia - Attr. 92.50%
Brazil
AngloGold Ashanti Mineração
Serra Grande
Non-controlling interests,
exploration and other
Sub-total
1,131
1,066 1,158
1,307
895              1,120
2,007
1,819 2,081
1,086
693 891
1,065
1,427            1,283
1,070
998           1,134
-
7,642 1,524
1,021
972 999
810
752 846
1,355
1,280              1,174
-
- -
768
686 714
842
742 759
765
643
881
820
818 920
-
-
-
833
769 695
1,020
919            1,027
949
961 971
892
707 615
755
621 734
782
824
885
661
445 550
657
632 631
543
538
533
709
700 628
770
600 891
1,292
1,222 1,327
1,432
974             1,301
2,022
1,464 2,399
1,250
862 1,042
1,310
1,723             1,513
1,310
1,257               1,376
-
7,
013
1,737
1,097
1,118 1,021
908
955 868
1,394
1,338             1,199
-
- -
950
924 963
963
938 939
947
898
994
962
1,049 1,007
-
-
-
929
806 785
1,163
1,284              1,343
1,006
1,140 1,056
1,010
973
986
1,046
971 1,045
980
1,215
1,023
1,033
744 974
843
860 954
698
694
837
918
993 951
940
785 1,274
16
17 26
6
8 11
-
- 3
6
8 8
10
9 15
10
9 10
-
- 6
-
- -
-
- -
-
- -
-
- -
71
61 104
19
24 43
6
4 4
8
9 11
-
- -
-
- -
-
- -
-
- -
5
11 28
-
- -
27
17 24
5
5 4
22
12 20
-
- -
26
20 38
5
6 10
15
13 21
6
- 6
-
1 1
6
13 6
-
3 2
-
- 1
-
3 1
3
5 2
3
5 2
-
- 1
3
5 1
2
4 -
1
1 1
-
- 1
45
118 48
21
54 22
10
14 6
1
4 1
-
- -
2
4 3
1
1 1
-
3 1
6
27 9
1
1 1
16
29 12
11
17 4
5
12 8
-
- -
8
35 15
-
3 2
7
24 10
1
7 3
-
1 1
3
5 6
-
- -
-
- -
-
- -
3
5 6
3
5 6
-
- -
-
- -
-
- -
-
- -
-
- -
26
32 24
26
32 24
4
5 19
-
- -
1
- -
18
23 5
-
- -
-
- -
-
- -
3
4 -
-
- -
-
-
-
-
- -
-
- -
-
- -
-
- -
-
- -
-
- -
-
-
-
5
32 (42)
1
40            (8)
(9)
(4)
(16)
10
44 9
(4)
(27)            (24)
(4)
2
(8)
-
(29)           (16)
8
19 (11)
9
20 (12)
(1)
(1) -
-
- -
237
246 169
84
132
69
9
18               (7)
25
20 18
4
6 3
22
30 31
1
(1)            -
2
4 1
17
52               18
3
4 5
63
60 40
35
15 13
33
42 33
(4)
3             (6)
89
54 59
38
27             26
36
14 32
11
11 (2)
4
2 3
4
(4) 4
834
768 813
1,029
1,006 1,060
87
78 131
-
- -
51
131 55
1
2 -
29
37 30
-
- -
OTHER
Total
87
78                131                52
133                55                29
37                30                246
274                129
(13)
(20)                6
Equity accounted investments included above
AngloGold Ashanti
233
254 135
Rounding of figures may result in computational discrepancies.

March 2018 Market Update Report - www.AngloGoldAshanti.com

Development Sampling
for the quarter ended 31 March
2018
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.
Statistics are shown in metric units
Advanced
metres
(total)*
Sampled
Sampled
metres
Avg. ore body
thickness (cm)
gold
uranium
Avg. g/t
Avg. cm.g/t
Avg. kg/t
Avg. cm.kg/t
SOUTH AFRICA
VAAL RIVER
Kopanang
Vaal reef
Moab Khotsong
Moab Khotsong Vaal reef
Great Noligwa Vaal reef
WEST WITS
Mponeng
Ventersdorp Contact reef
CONTINENTAL AFRICA
Geita
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
Lamego
Córrego do Sitio Mina I
CVSA
Cerro Vanguardia
296
975
179
1,450
2,567
2,394
817
2,368
1,867
30
228
50
272
919
1,399
476
608
676
13.9
90.2
104.2
96.0
320.0
0.7
60.0
-
400.0
61.58
30.68
11.97
27.01
4.12
4.48
2.96
3.56
6.15
856
2,767
1,247
2,593
-
-
-
-
-
3.58
0.95
1.01
-
-
-
-
-
-
48.00
84.00
101.00
-
-
-
-
-
-
Statistics are shown in imperial units
Advanced
feet
(total)*
Sampled
Sampled
feet
Avg. ore body
thickness (inches)
gold
uranium
Avg. oz/t
Avg. ft.oz/t
Avg. lb/t
Avg. ft.lb/t
SOUTH AFRICA
VAAL RIVER
Kopanang
Vaal reef
Moab Khotsong
Moab Khotsong Vaal reef
Great Noligwa Vaal reef
WEST WITS
Mponeng
Ventersdorp Contact reef
CONTINENTAL AFRICA
Geita
SOUTH AMERICA
AngloGold Ashanti Mineração
Mina de Cuiabá
Lamego
Córrego do Sitio Mina I
CVSA
Cerro Vanguardia
971
3,198
588
4,759
8,420
7,854
2,680
7,770
6,124
98
748
164
892
3,014
4,588
1,560
1,994
2,218
5.47
35.51
41.02
37.80
125.98
0.28
23.62
-
157.48
1.80
0.89
0.35
0.79
0.12
0.13
0.09
0.10
0.18
0.82
2.65
1.19
2.48
-
-
-
-
-
7.16
1.90
2.02
-
-
-
-
-
-
3.27
5.62
6.91
-
-
-
-
-
-
* This includes total "on-reef" and "off-reef" development metres

March 2018 Market Update Report - www.AngloGoldAshanti.com

Administration and corporate information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares)
AGA
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-Executive
SM Pityana
^
(Chairman)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
SV Zilwa^
* British
§
Indian
#
American
~ Australian
^
South African
Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is important to
investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab
on the main page. This information is updated regularly.
Investors should visit this website to obtain important
information about AngloGold Ashanti. No material on the
AngloGold Ashanti website forms any part of, or is
incorporated by reference into, this document. References
herein to the company’s website shall not be deemed to
cause such incorporation.
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend
reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
PUBLISHED BY ANGLOGOLD ASHANTI
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly.
Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 08, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance